May 6, 2005

Mark R. Ruh
White River Capital, Inc.
250 North Shadeland Avenue
Indianapolis, Indiana 46219

RE:	White River Capital, Inc.
	Form S-1 and Form S-4 filed April 6, 2005
	File No. 333-123909


Dear Mr. Ruh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Prominently disclose the affiliated status of parties to these transactions.
2. Please identify the standby purchasers, including any affiliation with the control group, as well as the extent of the standbys` commitment to the subscription offering.
3. Please add disclosure regarding dissenters` rights. We note the dissenters` rights disclosure in the Notice of Special Meeting.




Questions & Answers- page 1

4. We note your characterization of Coastal Credit as a "non-prime" auto finance business. It would appear that "subprime" is more accurate. Please revise.

Why is UAC proposing the transactions?- page 1

5. Please add both a tabular and narrative presentation to clarify for unaffiliated UAC shareholders how the transactions will affect their equity interest. Please discuss the current as well as pro forma effect on Book Value; Tangible Book Value; EPS; accretion/dilution analysis; DCF; and any other material measure of shareholder value.

 What will happen to UAC after the share exchange?- page 3

6. You mention that the subscription proceeds will be used for three distinct purposes. Please disclose the estimated amounts you will devote to each of these purposes.

What will I receive in exchange for my UAC common stock?- page 3

7. Please include a specific example regarding the fractional share cashout.


What are the differences between my UAC common stock and the White River common stock I will receive in the share exchange?- page 3

8. It would appear that the material changes in shareholder rights should be unbundled. Please see September 2004 Division of Corporation Telephone Interpretations.

What was the market value of my UAC common stock as of a recent date before the announcement of the share exchange?- page 4

9. Regarding the $16 per share value of White River, please advise regarding the valuation methodologies, other than recent market price, used to support the $16 per share valuation. We may have further comment based upon your response.

10. Please provide us with all information regarding UAC stock transactions by UAC, White River, Coastal Credit, Castle Creek and all affiliates since UAC entered bankruptcy.

What are the federal tax consequences of the share exchange?- page
4

11. Please identify tax counsel and their tax opinion. Please file the tax opinion as an exhibit. Please revise the tax disclosure throughout the document accordingly.

What is Coastal Credit, LLC?- page 6

12. Please add Coastal`s net income for the periods mentioned in the first paragraph.

13. Supplementally advise whether Coastal`s financial information is based upon C corporation tax status.

What are the most significant conditions to completion of the proposed acquisition of Coastal Credit? - page 6

14. In the third bullet you mention funding the UAC creditor buyout.
Please quantify this aspect of the condition.
15. Supplementally, please advise regarding the (1) estimated UAC receivables; (2) estimated creditor amounts pre bankruptcy; (2) creditor amounts reduced in bankruptcy; and (3) estimated creditor amounts in preliminary White River buyout.

Funding of Purchase Price- page 19

16. Supplementally, please identify the third party accredited investor who is purchasing the $15 million secured note in the private placement. In addition, please advise regarding any affiliation or relationship between this investor and the parties and affiliates to the transactions covered by this registration statement.

We Believe that a Business Acquisition is UAC`s Best Strategic
Alternative- page 88

17. Noting Messr. Eggemeyer`s relationship with Coastal and Castle Creek, please quantify the amounts both he and any other insiders with Coastal and or Castle Creek relationships will receive as a result of these transactions.

The UAC Board of Directors has received an Opinion to the effect that the Purchase Price is Fair to UAC`s existing Shareholders- page 89

18. It is unclear what, if any, meaning should be attributed to the phrase "to the effect." Either delete or advise.


Opinion of Piper Jaffray & Co.- page 90

19. Please provide all materials (including drafts) prepared by Piper and made available to the committee or its representatives
(including
counsel), and/or the Board and its representatives (including counsel) relating the proposed transaction(s).
20. Please provide the internal projections provided by Coastal to Piper.

Accounting Comments

The Creditor Buyout - pages 12 & 53

21. Tell us how you determined the amount of funds to purchase restructured senior notes and related accrual notes in the amount of
$507,000.

The Business of Coastal Credit, LLC
Coastal Credit`s Strategy - Disciplined Pricing - page 18
Business of Coastal Credit
Acquisition of Automobile Finance Contracts - page 99

22. Delete the disclosure that states that the difference/variance is intended to be sufficient to cover future credit losses.

Capitalization - pages 35-36

23. Expand note 2 to provide the detailed calculation of the creditor buyout amount. In addition, address the treatment of unsecured claims and accrual notes.


Coastal Credit, LLC
Selected Historical Financial Information - page 39

24. Revise the presentation of selected historical financial information to include the restated column heading, as applicable. In addition, expand the headnote to provide the reasons for the restatement.

Unaudited Pro Forma Combined Financial Statements - page 40

25. Revise the pro forma headnote to clarify whether you could perform solely the holding company formation and subscription without the UAC creditor buyout and Coastal purchase, or any combination of the transaction pieces separately. If all these transactions must and will take place, please so state.


26. Revise to include the creditor buyout in the pro formas because it appears to be factually supportable, or alternatively advise us why it should not be included separately or together with the subscription transaction consistent with the guidance in Regulation
S-X Article 11-02 (b).


Note 4: Transaction Costs - page 44

27. Expand the disclosure to include the table indicating the nature of transaction costs.


Note 5: Key To Pro Forma Adjustments Of Share Exchange And Coastal Credit Acquisition - page 44

28. Revise the adjustments to be self balancing.


29. Delete adjustment (a) since it is a reference to the balance recorded on the balance sheet of White River Capital, Inc. and not an adjusting entry. You may refer to the elimination of this amount of prepaid expenses when you refer to the adjusting entry that affects this line item.


30. Expand adjustment (p) to provide the financial information used to support your calculation of both transaction debt interest and deferred purchase price holdback interest expense.


Financial Statements
Coastal Credit, LLC

31. Include a new independent auditors` report to state the name of the independent accounting firm. In addition, revise the report to reference the standards of the PCAOB.



Exhibits

32. We note that certain exhibits will be filed by amendment. We may have comment once those documents are filed.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	All accounting questions should be directed to Chris Harley at
(202) 551-3695 or Don Walker, Senior Assistant Chief Accountant at
(202) 551-3490.  Any other questions may be directed to Barry
McCarty
at (202) 551-3417 or to me at (202) 551-3491.

						Sincerely,




						Todd K. Schiffman
						Assistant Director